Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
VIVEVE MEDICAL, INC.

Viveve Medical, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

FIRST: That the name of the Corporation is Viveve Medical, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of Delaware was May 10, 2016.

SECOND: That the Board of Directors of the Corporation duly adopted resolutions approving the following amendment of the Amended and Restated Certificate of Incorporation, declaring said amendment to be advisable and providing for such consideration of such amendment at the Corporation’s annual meeting of the stockholders.

THIRD:  On June 29, 2020, the Corporation’s annual meeting of the stockholders was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware (“DGCL”), at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FOURTH: The first sentence of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

The total number of shares of capital stock which the Corporation shall have authority to issue is Eighty-Five Million (85,000,000), of which (i) Seventy-Five Million (75,000,000) shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) Ten Million (10,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Undesignated Preferred Stock”). Effective at 5:00 p.m. Eastern Standard Time on December 1, 2020 (the “Effective Time”) of this Certificate of Amendment pursuant to Section 242 of DGCL, each ten (10) shares of the Corporation’s Common Stock, par value of $0.0001 per share, issued and outstanding immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock, par value of $0.0001 per share, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Notwithstanding the immediately preceding sentence, no fractional shares shall be issued as a result of the Reverse Stock Split. Instead, any stockholder who would otherwise be entitled to a fractional share of our Common Stock as a result of the Reverse Stock Split shall be entitled to the rounding up of the fractional share to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FIFTH: That this Certificate of Amendment to the Amended and Restated Certificate of Incorporation shall be effective at 5:00 p.m. Eastern Standard Time on December 1, 2020.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 30th day of November, 2020.

By:
Scott Durbin
Chief Executive Officer